

MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2016

And Report of Independent Registered Public Accounting Firm

Filed as PUBLIC *information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14120 Ballantyne Corporate Place, Suite 520
(No. and Street)

Charlotte (City) North Carolina (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hickey (980) 213-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

919 East Main Street, Suite 1800 (Address) Richmond (City) Virginia (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Chappelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

AMANDA C BURNS
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Mar. 17, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC
TABLE OF CONTENTS



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Millennium Advisors, LLC

We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Millennium Advisors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Richmond, Virginia
February 16, 2017

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MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	2,256,910
Marketable securities owned, at fair value		1,143,602,905
Interest receivable from clearing organization		2,073,888
Receivable from affiliate		4,308,675
Other assets		1,728,806
Total assets	$	1,153,971,184

LIABILITIES AND MEMBER'S CAPITAL

Securities sold not yet purchased, at fair value	$	1,018,476,485
Payable to clearing organization		20,980,202
Accounts payable		2,210,137
Accrued expenses		17,810,278
Payable to affiliate		149,124
Total liabilities		1,059,626,226
Member's Capital		94,344,958
Total Liabilities and Member's Capital	$	1,153,971,184

The accompanying notes to the financial statements are an integral part of this statement.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company trades on a principal basis in fixed income securities with other broker dealers and institutional accounts. The Company's transactions are executed and cleared through other registered broker dealers on a fully disclosed basis, and as such the Company does not carry accounts for customers or perform custodial functions relating to customer securities.

The Company was organized on April 28, 2009, and began trading operations in February, 2010.   The Company is a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC ("MCH"). The Company is a North Carolina limited liability company. The Member is not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond its respective capital contributions.

Note 2—Summary of significant accounting policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Receivable from and payable to clearing organization - Receivables and payables related to interest income earned or due on security positions and receivables and payables relating to trades pending settlement are presented separately in the statement of financial condition. The Company may obtain financing from its clearing organization from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Marketable Securities Owned – Marketable securities owned consist of fixed income securities and are generally valued at quoted fair market values. If a quoted fair market value is not available, fair value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading revenue. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company's clearing broker borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 2—Summary of significant accounting policies (continued)

Income Taxes – The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of MCH's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements. For the year ended December 31, 2016, management has determined that there are no material uncertain tax positions for the Company. Neither MCH or the Company are subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities, other than marketable securities owned and securities sold, not yet purchased which are discussed in more detail below, approximates fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Compensation Arrangements – The Company provides certain incentive compensation awards to its employees in the form of grant units in the Parent company, MCH ("grant units"). The Company accounts for the grant units in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued. The Company records compensation expense within the accompanying statement of operations reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. The fair value of the compensation arrangements are recognized over the employee's requisite service period. The Company initially classifies the grant units as liabilities due to repurchase features included in the terms of the grant units. When the risk and rewards normally associated with equity ownership are achieved, the Company reclassifies the award to equity at its fair value. The liability remaining at each reporting period end is then remeasured at its fair value. The liability at December 31, 2016 related to the grant units is $5.4 million and included in accrued expenses in the accompanying statement of financial condition.

Recently adopted accounting pronouncements– In June 2014, the FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires a performance target that affects vesting and that can be achieved after the requisite service period to be treated as a performance condition. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. This guidance is consistent with our present practice and, accordingly, had no impact on the Company's financial statements.

Recently issued accounting pronouncements - In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 is effective for annual periods, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of this guidance will have on its statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU is intended to simplify various aspects of accounting for share-based compensation arrangements, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 2—Summary of significant accounting policies (continued)

example, the ASU also allows an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. These amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows. The adoption is not expected to have a material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of its pending adoption of the new standard on the financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter, with early adoption permitted. The adoption of ASU 2014-15 is not expected to have a material effect on the Company's financial statements or disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Subsequent events– The Company has evaluated subsequent events through February 16, 2017, the date on which the financial statements were available to be issued. The Company has determined there are no such events to report.

Note 3— Receivable from/Payable to clearing organization

The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing"), pursuant to which Pershing carries the proprietary accounts of the Company and clears transactions on a fully disclosed basis, providing all processing and servicing of the Company's accounts. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. Under the terms of the clearing agreement, the Company is required to maintain a cash deposit of $250,000 with Pershing which is included in other assets on the accompanying statement of financial condition.

The accounts maintained with Pershing (the "Clearing Broker") are composed of funds to settle securities traded, not yet settled, and proceeds from all trade transactions, including interest accrued on securities positions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through the Clearing Broker. The accounts are also used by the Company to transfer funds to its bank accounts for the administrative operations of the Company.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company records marketable securities owned and securities sold not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities as of December 31, 2016.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, government and agency and municipal bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2016.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2016, consist of the following:

Marketable securities owned at fair value:

		December 31, 2016		
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 974,942,201	$ -	$ 974,942,201
Government and Agency Bonds	-	39,333,703	-	39,333,703
Municipal Bonds	-	129,327,001	-	129,327,001
	$ -	$ 1,143,602,905	$ -	$ 1,143,602,905

DECEMBER 31, 2016

Note 4—Marketable securities owned and securities sold, not yet purchased(continued)

Securities sold, not yet purchased, at fair value:

| | December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ (875,161,191)	$ -	$ (875,161,191)
Government and Agency Bonds	-	(143,315,294)	-	(143,315,294)
	$ -	$(1,018,476,485)	$ -	$(1,018,476,485)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk. Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Note 5—Related parties

During 2016 the Company made distributions to MCH in the amount of $51.6 million, and received contributions from MCH of $2 million. The Company carries a receivable from MCH which represents various expenses paid on behalf of MCH, including capital distributions and capital investments made by employees of the Company during the year.

The Company maintains a services agreement with a sister company, also wholly owned by MCH, for certain lead generation and related promotional services, including identifying dealers and institutional investors in Europe that may be interested in doing business with the Company and to introduce the Company to those firms that may be interested in the execution services that the Company provides.   At December 31, 2016 the amount due to the sister company is included in payable to affiliate on the statement of financial condition.

In the ordinary course of business, the Company may pay certain expenses on behalf of its affiliates and is reimbursed in due course. The Company occasionally conducts trades with affiliates and these transactions are conducted at current market rates.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 6—Grant Units

The Company provides bonus units grants of MCH units ("grant units") to employees as part of its annual incentive compensation program to encourage participation in the long-term success of the Company. Grant units typically vest during a period of requisite service up to five years. The fair value of each grant unit is estimated on the date of grant using an income approach. Grant units provide for accelerated vesting based on various service and performance conditions, as defined in the agreements. A total of 2,622 grant units have been issued by the Company as part of incentive compensation awards. At December 31, 2016, 1,803 grant units are outstanding.

Note 7—Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2016, the Company had net capital and net capital requirements of approximately $37.1 million and $1.6 million, respectively, and its net capital ratio was .628 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Note 8—401(k) Safe harbor plan

Effective January 1, 2010, the Company adopted its 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 9—Commitments and contingencies

The Company currently leases office space in Charlotte, North Carolina under a two-year operating lease. On January 16, 2015, the Company signed an amendment to its existing lease agreement to expand its office space and extend the lease period by five years. Future minimum lease payments under the amended lease agreement at December 31, 2016 are as follows:

2017	$	146,700
2018		151,000
2019		155,500
2020		65,600
	$	518,800

Note 9—Commitments and contingencies (continued)

As disclosed in Note 3, the Company has a clearing agreement with Pershing. The Company's agreement with Pershing can be terminated by either party subject to a 120 day prior written notice. If the Company terminates the agreement before 2018, without reasonable cause as defined in the clearing agreement, the Company will be subject to a termination fee of $75,000.

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations.